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                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

Charles Schwab & Co. Inc. ("Schwab") has acquired control of Merk Asian Currency Fund (the "Fund") as of June 30, 2008 due to ownership of greater than 25% of the Fund's outstanding shares. Schwab owned 27.75% of the Fund and thus controlled the Fund as of that date.